UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with CVM Resolution 44 of August 23, 2021, hereby informs its shareholders and the market about the change made in its shareholding stake in Vale S.A. (“Vale”) with the aim of better capital allocation and management of its portfolio to ensure adequate liquidity and leverage.

Thirty-three million, five hundred twenty-five thousand (33,525,000) shares issued by Vale and owned by the Company, corresponding to about 0.78% of Vale's voting capital¹, were sold, and approximately R$2 billion of the remaining debt balance and derivatives linked to the above shares were settled - both part of the collar financing structure contracted by Cosan (respectively “Sale” and “Transaction”).

With the conclusion of the Transaction, and consequent to other operations carried out in recent months, Cosan now holds a direct stake of 4.14% in Vale's total voting capital¹, while its stake linked to collar financing has been fully settled.  Cosan still holds the option offered by the call spread of 1.68% in Vale's voting capital¹.

The Company reiterates that the Transaction is solely aimed at optimizing its capital structure and reaffirms its long-term vision regarding its investment in Vale, an important asset in Cosan's portfolio.

São Paulo, April 19, 2024.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

Notes: (¹) Voting capital excluding treasury shares, according to the latest information from Vale. (²) All percentages calculated on voting capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer